Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver to Announce Q1 2018 Unaudited Results and Host Annual General and Special Meeting of Shareholders

Vancouver, B.C. - April 26, 2018 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (“Pan American”, or the “Company”) will announce its unaudited results for the first quarter of 2018 on Wednesday, May 9, 2018, after market close. Its Annual General and Special Meeting of Shareholders will be held the same day beginning at 6:00 pm ET (3:00 pm PT).

First Quarter 2018 Unaudited Results Conference Call and Webcast

Date:	Thursday, May 10, 2018
Time:	10:00 am ET (7:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
A live and archived webcast and presentation slides will be available on the Company’s website at www.panamericansilver.com.

Annual General and Special Meeting of Shareholders
Pan American’s Annual General and Special Meeting of Shareholders will begin at 6:00 pm ET (3:00 pm PT) on Wednesday, May 9, 2018 at the Fairmont Waterfront Hotel, Malaspina Room, 900 Canada Place Way, Vancouver, British Columbia. The Information Circular, Notice of Annual General and Special Meeting of Shareholders, and Form of Proxy for the meeting are available at www.panamericansilver.com. The President and CEO's presentation slides will also be available at www.panamericansilver.com. The meeting will not be webcast.

About Pan American Silver
Pan American Silver Corp. is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large silver reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, the Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1